

April 2, 2015

<u>Via E-Mail</u>
Larysa Prymenko
Chief Executive Officer
GASE Energy, Inc.
173 Keith St., Suite 300
Warrenton, VA 20186

Re: GASE Energy, Inc.
Amendment No. 1 to Form 10-K for the
Fiscal Year Ended December 31, 2013
Filed February 26, 2015
File No. 0-55279

Dear Ms. Prymenko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013

Business, page 3

1. Please review, and revise as necessary, your Form 10-K to address the inconsistencies with the corresponding reserve figures presented in the reserves report filed as Exhibit 10.8 such as:

    - The reserve figures disclosed on page 5 of Amendment No. 1 of Form 10-K appear to be the total quantities of your proved reserves. We note that Table 22 of Exhibit 10.8 presents the proved developed producing reserves for the two existing producing wells and Table 23 represents the summation of proved developed producing reserves and the proved undeveloped reserves relating to future undrilled locations. Item 1202(a)(2) of Regulation S-K requires the separate disclosure of the reserve figures for your proved developed and proved undeveloped reserves in addition to the total proved reserve figure. Please revise the tabular presentation on page 5 to separately present your gross and net proved developed and undeveloped reserve figures.

• The proved undeveloped reserve figures disclosed on page 5 of Amendment No. 1 appear to be related to Tomashevskay North. If true, the disclosure on page 21 of Exhibit 10.8 indicates these reserves should be categorized as probable undeveloped. Please revise the tabular presentation on page 5 accordingly.

Notes to Financial Statements

Supplemental Oil and Gas Reserve and Standardized Measure Information, page F-20

2. The figures disclosed in the tabular presentation of your reserves on page F-20 of Amendment No. 1 to Form 10-K appear to be the gross amounts of such reserves. FASB ASC 932-235 paragraph 50-4 requires the disclosure of the net quantities of your total proved reserves, proved developed and proved undeveloped reserves at the beginning and the end of the year. FASB ASC 932-235-50-5 requires the disclosure of the changes in the net reserve quantities that occurred during the year. Please revise your disclosure and reconcile the revised net figures presented in the supplemental oil and gas reserve information to correlate to the revised disclosure of such estimates provided elsewhere in Form 10-K.

Exhibit 10.8

3. The 25 Bcf in gross proved reserves for Tomashevskay South appear to be based on a volumetric estimate using the proved area of 8 km^2 and the reservoir parameters as noted in Table 3 on page 10. We are not persuaded that the available geoscience and engineering data supports an area of 8 km^2 or the estimate of 25 Bcf of gross reserves as proved based on the definition of proved reserves set forth in Rule 4-10(a)(22) of Regulation S-X. Our observations include but are not limited to the following reasons:

• The disclosure on page 14 states the area "was determined by one of the productive horizons, usually the bottom-most horizon and a specific contour line." The use of an area determined by the bottom-most horizon and projected to other horizons up-hole is inconsistent with Rule 4-10(a)(22) of Regulation S-X which requires a determination of the proved area "identified by drilling and limited by fluid contacts" for each individual reservoir which can be estimated with reasonable certainty to be economically producible.

• The disclosure on page 9 states the volumetric estimates presented in Table 3 on page 9 were "based on the average of a wide range of parameters from several wells drilled on the structure." The inclusion of information from wells for which economic producibility has not been established is inconsistent with Rule 4-

10(a)(22) of Regulation S-X which requires that "proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible."

- Based on the bar scale provided with the maps in Figures 1 and 2 on page 18, the proved area attributable to the 39 undrilled locations extends to a distance well beyond that established by the two economically productive wells and would include future drilling locations that would be more than one offset away from an existing producing well. Rule 4-10(a)(22) of Regulation S-X requires the proved area be limited to the "adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of the available geoscience and engineering data."

We find no evidence using reliable technology that establishes the reasonable certainty of economic producibilty to the distance claimed. Please note Rule 4-10(a)(31)(i) of Regulation S-X states that "reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Revise the estimates of proved undeveloped reserves attributable to your future undrilled locations accordingly.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant